LONDON, United Kingdom: December 13, 2006 - Crew Gold Corporation (“Crew” or the “Company”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Crew Gold Corporation is pleased to announce that the construction of the Lefa Corridor Gold Project CIP plant is substantially complete and that the Commissioning schedule has commenced. Commissioning commenced with the crusher at the Fayalala Plant and to date approximately 40,000 tonnes of ore has been crushed and stacked on the emergency stockpile in preparation for feeding to the processing plant. The first train of grinding mills in the processing plant are now being prepared to receive crushed ore. Crew expects that commissioning and testing is to be complete within approximately 30 days and that production ramp up will continue through to the end of the first quarter in 2007, at which time, targeted production levels will be achieved.

The Lefa Gold Corridor Project is making the progression from a relatively small heap leach facility into an upgraded and expanded operation with a modern mining fleet, CIP processing plant and the targeted production of approximately 350,000 ounces of gold per year.

This announcement completes the construction phase of the upgrade and expansion project which was completed in less than 18 months. The Corporation would like to thank the contractors, suppliers and staff who were instrumental in bringing the construction phase of this project to completion.

Jan A Vestrum

President & CEO

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company’s behalf, that are not statements of historical fact, may constitute “forward-looking statements” and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to Crew Acquisition Corp.’s intention to proceed with the compulsory acquisition. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “does not expect”, “is expected”, “targets”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured”, “indicated”, and “inferred” “resources”, which the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure from the SEC’s website at http://www.sec.gov/edgar.shtml.

Endnotes

News Release – December 13, 2006

Hot Commissioning to Start at Lefa